Galt Petroleum, Inc.
175 South Main Street
15th Floor
Salt Lake City, UT 84111

October 9, 2012

Securities and Exchange Commission
Attn:  Roger Schwall, Assistance Director; Caroline Kim, Staff Attorney; Laura Nicholson, Staff Attorney
Division of Corporation Finance
Washington, D.C. 20549

RE:	Galt Petroleum, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 13, 2012 File No. 333-182600

Dear Mr. Schwall, Ms. Kim, and Ms. Nicholson,

In response to your letter dated September 7, 2012, we respectfully submit the following response:

Amendment No. 1 to Registration Statement on Form S-1

General

1.
Please update your filing as of the most recent date applicable. For example, please update on page 33 your disclosure regarding the outstanding notes payable. In that regard, we note that you have provided such information as of March 31, 2012.

RESPONSE:  We have updated as instructed.

2.
We note your response to prior comment 2, and reissue such comment. In that regard, although we note your response that you do not believe that you have material proved reserves at this time, you have not provided other disclosure required by Subpart 1200 of Regulation S-K, such as the disclosure required by Items 1204 and 1206.

RESPONSE: We have revised to incorporate the disclosure required by Items 1204 and 1206 as instructed.

3.
We also note your response that of the 24 wells referenced in your prospectus, the average production has totaled approximately one-half a barrel of oil per day. However, this does not appear to be consistent with your disclosure at page 23 that Galt currently has a current oil production average of 12 barrels of oil per day. Please advise.

RESPONSE:  We have revised to clarify that each well produces on average one-half a barrel of oil per day.

4.
In response to prior comment 2 you also state that all of the wells acquired by the company have been worked by prior operators and are considered to be near the end of their useful lives or ending their production curve. Please include such information in your prospectus.

RESPONSE:  We have included the requested information as instructed.

5.
We note your response to prior comment 3, and your revised disclosure on your prospectus cover page that the selling shareholders will be offering their shares of common stock at a fixed price of $1.00 per share until a market develops and your shares are quoted on the OTC Bulletin Board or another quotation board (such as OTC QB). Please similarly revise your disclosure elsewhere in your filing where you discuss the price at which the selling shareholders will sell their shares, such as at page 6 under “Summary of the Offering.”

RESPONSE:  We have revised as instructed.

Use of Proceeds, page 18

6.	Please revise your filing to distinguish between the funds you intend to use to develop existing wells and the funds you intend to use to develop additional wells.

RESPONSE:  We have revised as instructed.

7.
We note your response to prior comment 8. Please reflect such response in your disclosure in your Use of Proceeds section. For example, please clarify that your expectation that the gross proceeds from the maximum offering will enable you to fund your capital needs for the next fiscal year assumes the continued oral extensions for your past due debt.

RESPONSE:  We have revised as instructed.

Management’s Discussion and Analysis of Fiscal Condition and Results of Operation, page 23

Liquidity and Capital Resources, page 26

8.	Please expand your disclosures to describe the terms of your temporary oral extensions for repayment. Refer to Question 146.04 in Compliance and Disclosure Interpretations, Regulation S-K.

RESPONSE:  We have secured a written modification to the notes and have therefore removed the reference to the oral extensions.

Directors, Executive Officers, Promoters and Control Persons, page 29

9.	Please revise your biographies to disclose the positions that your executive officer and directors held at Bray-Conn Resources. Please also disclose the principal business of Bray-Conn.

RESPONSE:  We have revised as instructed.

Financial Statements

10.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and file an updated consent from your independent auditor.

RESPONSE:  We have updated our financial statements and consent for our independent auditor.

Oil and Gas Properties, page F-6

11.
We note your response to prior comment 20 in which you state you are not depreciating the capitalized acquisition costs under the unit of production method as you do not report proved reserves. As these properties have been producing for a number of years and it does not appear you intend to establish proved reserves prior to the full depletion of the properties, we continue to believe you should depreciate the costs of acquiring the leasehold rights and the related costs on a rational and systematic basis over the estimated useful life of the assets. The successful efforts method specifies the use of the unit of production method to amortize capitalized costs, but it also contemplates the establishment of reserves associated with these assets. Please utilize an alternative method to depreciate these costs over their useful life and revise your financial statements accordingly.

RESPONSE:  We have revised as instructed.

Recent Sale of Unregistered Securities, page II-1

12.
We note your response to prior comment 23 and reissue the comment in part. Please provide the information required by Item 701 of Regulation S-K, such as the date of sale and the title and amount of securities sold to each party. Also, identify each such party by name.

RESPONSE:  We have revised as instructed.

We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ Cary Valerio
Cary Valerio
President